UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CRYSTALLEX INTERNATIONAL CORPORATION
(Name of Issuer)

          Common Shares, no par value
(Title of Class of Securities)

             22942F101
(CUSIP Number)

           December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 16 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 22942F101	Page 2 of 16 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	10,679,600
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	10,679,600
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,679,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.8%
12.	Type of Reporting Person: CO, IA

SCHEDULE 13G

CUSIP No.: 22942F101	Page 3 of 16 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	10,679,600
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	10,679,600
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,679,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.8%
12.	Type of Reporting Person: IN, HC

Page 4 of 16 Pages

Item 1(a).	Name of Issuer:

Crystallex International Corporation.  (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 King Street, Suite 1201, Toronto, Ontario M5C 1B5, Canada

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	West Face Capital Inc. (“West Face”); and

ii)	Gregory A. Boland (“Mr. Boland”).

This Statement relates to the Shares (as defined herein) held for the account of each of West Face Long Term Opportunities Global Master L.P., a Cayman Islands Limited Partnership (“WFGM”), West Face Long Term Opportunities Master Fund L.P., a Cayman Islands Limited Partnership (“WFMF”), West Face Long Term Opportunities (USA) Limited Partnership., a Delaware Limited Partnership (“WFLP”), and West Face Long Term Opportunities Limited Partnership (“WFCLP”), a Canadian Limited Partnership.  West Face serves as investment manager to each of WFGM, WFMF, WFLP and WFCLP.  West Face (Cayman 2) Inc. serves as the General Partner of WFGM. West Face (Cayman) Inc. serves as the General Partner of WFMF.  West Face Capital LLC serves as the General Partner of WFLP. West Face General Partner Inc. serves as the General Partner of WFCLP.  Mr. Boland serves as a director of West Face (Cayman 2) Inc., West Face (Cayman) Inc., West Face Capital LLC and West Face General Partner Inc.   Mr. Boland is also President and Chief Executive Officer of West Face.  In such capacity, Mr. Boland may be deemed to have voting and dispositive power over the Shares held for each of WFGM, WFMF, WFLP and WFCLP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

Item 2(c).	Citizenship:

1)	West Face is a Canadian company; and

2)	Mr. Boland is a citizen of Canada.

Item 2(d).	Title of Class, no par value of Securities:

Common Shares, no par value (the “Shares”).

Item 2(e).	CUSIP Number:

22942F101

Page 5 of 16 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 10,679,600 Shares upon exercise of warrants.

This amount consists of:  (A) 10,312,027 Shares obtainable upon exercise of warrants held for the account of WFGM; (B) 213,882 Shares obtainable upon exercise of warrants held for the account of WFMF; (C) 153,691 Shares obtainable upon exercise of warrants held for the account of WFLP; and (D) 0 Shares obtainable upon exercise of warrants held for the account of WFCLP.

Item 4(b).	Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.8% of approximately 375,497,600 total Shares outstanding. (There were approximately 364,818,000 Shares outstanding as of September 30, 2010, according to the Issuer’s report on Form 6-K, filed November 15, 2010.  Each of the Reporting Persons may be deemed the beneficial owner of 10,679,600 Shares upon exercise of warrants. Pursuant to Rule 13d-3(d)(l)(i), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 375,497,600 Shares outstanding.)

Item 4(c).	Number of Shares of which such person has:

West Face and Mr. Boland:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,679,600
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,679,600

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securrities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Page 6 of 16 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By: __/s/ Alexander Singh
Name: Alexander Singh
Title: Secretary and Counsel

GREGORY A. BOLAND
By: __/s/ Gregory A. Boland

February 14, 2011

Page 8 of 16 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 14, 2011 by and among West Face Capital Inc. and Gregory A. Boland	9
B	Officer's Certificate, attaching Schedule A, two resolutions of the sole director of West Face Capital Inc., and Schedule B, two Certificates of Incumbency	10

Page 9 of 16 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Crystallex International Corporation dated as of February 14, 2011 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WEST FACE CAPITAL INC.

By: __/s/ Alexander Singh
Name: Alexander Singh
Title: Secretary and Counsel

GREGORY A. BOLAND
By: __/s/ Gregory A. Boland

February 14, 2011

Page 10 of 16 Pages

OFFICER’S CERTIFICATE

WEST FACE CAPITAL INC.
(the “Corporation”)

The undersigned, being the Secretary of the Corporation hereby certifies for and on behalf of the Corporation, and without personal liability, as follows:

1.
Attached hereto as Schedule A are true and complete copies of authorizing resolutions of the sole director of the Corporation dated June 1, 2010 and October 18, 2010, and that the same are in full force and effect and no action has been taken to rescind or amend said resolutions.  I further certify that these documents do not contravene the articles, by-laws or other constating documents of the Corporation.

2.	The Corporation is duly organized and existing and has the power to take the action called for by the resolutions attached here to as Schedule A.

3.
On the date hereof, the persons listed on the Certificates of Incumbency attached hereto as Schedule B are validly appointed and/or elected officers and/or authorized signing officers of the Corporation and their respective positions. The officers and/or authorized signing officers of the Corporation are duly authorized to execute and deliver the Documents and the signatures appearing beside their names, if any, are true specimens of their signatures.

DATED and executed this 2 day of DEC, 2010.

/s/ Alexander A. Singh
Name: Alexander A. Singh
Title: Secretary

Page 11 of 16 Pages

SCHEDULE A

RESOLUTION OF THE SOLE DIRECTOR
OF
WEST FACE CAPITAL INC.
(the “Corporation”)

ACCOUNT OPENING, TRADING AUTHORIZATION, TREASURY, TRANSACTIONS

WHEREAS the Corporation has entered into formal advisory agreements to manage accounts for various related entities, including but not limited to, West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership, West Face Long Term Opportunities Master Fund L.P. and West Face Long Term Opportunities Global Master L.P. (collectively, the “West Face Funds”);

AND WHEREAS the Corporation desires to enter into various transactions in furtherance of its mandate to manage and invest funds on behalf of the West Face Funds:

RESOLVED THAT:

ACCOUNT OPENING

1.
Each Signing Officer named below is hereby authorized, for and on behalf of the Corporation, to open accounts for trading in the name and on behalf of the Corporation and West Face Funds on such terms and conditions as they may deem appropriate and in furtherance thereof to transfer, endorse, buy, sell, assign and set over, and deliver any or all securities or evidences thereof, now or hereafter standing in the name of or owned by the Corporation or West Face Funds, and to make, execute and deliver any or all written instruments necessary or proper to effectuate the authority hereby confirmed.

TRADING AUTHORIZATION

2.
Each Authorized Trader named below is hereby authorized, for and on behalf of the Corporation, to provide written or oral instructions with respect to purchases and sales in equities, bonds, swaps, evidences of indebtedness, options, derivative financial instruments, futures and all other securities transactions, including without limitation the ability to borrow money and securities, to pledge, exchange, transfer or secure securities or monies (collectively, “Trading”).

TREASURY

3.
The Chief Financial Officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to bind and obligate the Corporation and West Face Funds, to enter into, execute and deliver and to provide oral or written instruction in respect of cash management, deposit of money, safekeeping of securities, disbursement of funds, foreign exchange, swaps for financing purposes, subject to the President’s discretion to perform the same.

Page 12 of 16 Pages

TRANSACTIONS

4.
Each Signing Officer named below is hereby authorized, for and on behalf of the Corporation, to bind and obligate the Corporation, to enter into, execute and deliver (under the corporate seal of the Corporation or otherwise) any and all documents in connection with lending or financing arrangements, equity investments or reinvestments, any form of debt or equity management, purchases or sales, asset or share purchases or sales, cash or securities borrowing, lending, exchange, transfer or disposal, or any other similar transactions, except Trading (collectively, “Transactions”), and to provide oral or written instruction in respect of such any such Transaction.

5.
Each Signing Officer named below is hereby authorized and directed to do all such further and other acts and things and to execute or cause to be executed (whether under corporate seal or otherwise) such further and other instruments (in electronic form or otherwise), agreements, security agreements, certificates, directions, acknowledgments, declarations, documents, financing statements, undertakings and other writings (“Transaction Documents”) as in his or her opinion may be necessary or desirable to complete and give effect to the Transactions and to give effect to the foregoing, and to further amend any instruments or agreements previously executed or delivered.

GENERAL

6.
All documents executed by any Signing Officer or Authorized Trader pursuant to this resolution shall be in such form as the person so signing may approve, and the execution thereof shall be conclusive evidence that the form has been approved and that the execution and delivery of the document has been authorized by this resolution.

7.
Each of Signing Officers named below is hereby authorized for and on behalf of the Corporation to do all such things as set out in paragraph 4 above on behalf of each of the West Face Funds, provided that such West Face Fund has provided the Corporation with the adequate authority to do so.

SIGNING OFFICERS	AUTHORIZED TRADERS
Gregory Boland	Gregory Boland
Peter Fraser	Peter Fraser
Thomas Dea	Thomas Dea
Anthony Griffin	Anthony Griffin
John Maynard	Patrick McGuire
Alexander Singh

PREVIOUS RESOLUTION

8.
This resolution replaces the resolutions dated April 15, 2008, June 30, 2008, and November 1, 2008 addressing Trading Authorization. For the avoidance of doubt, any actions by Signing Officers and Authorized Traders in respect of Account Opening, Trading Authorization, Treasury and Transactions prior to the passing of this resolution are hereby confirmed, ratified, approved and adopted as of the date of such action.

CERTIFICATION

9.	The Secretary of the Corporation be and is hereby authorized and empowered to certify:

(a)	a true copy of these resolutions, and,

(b)	specimen signatures of each Signing Officer and Authorized Trader by these resolutions empowered.

Page 13 of 16 Pages

RESOLUTION OF THE SOLE DIRECTOR
OF
WEST FACE CAPITAL INC.
(the “Corporation”)

TRADING AUTHORIZATION

WHEREAS the Corporation has entered into formal advisory agreements to manage accounts for various related entities, including but not limited to, West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership, West Face Long Term Opportunities Master Fund L.P. and West Face Long Term Opportunities Global Master L.P. (collectively, the “West Face Funds”);

AND WHEREAS the Corporation desires to enter into various transactions in furtherance of its mandate to manage and invest funds on behalf of the West Face Funds:

RESOLVED THAT:

TRADING AUTHORIZATION

1.
Each of Jason A. Lubinsky and Paul L. Meloche is hereby authorized, for and on behalf of the Corporation, to provide written or oral instructions with respect to purchases and sales in equities, bonds, swaps, evidences of indebtedness, options, derivative financial instruments, futures and all other securities transactions, including without limitation the ability to borrow money and securities, to pledge, exchange, transfer or secure securities or monies (collectively, “Trading”).

CONFIRMATION OF ALL AUTHORIZED TRADERS

2.	Such that after giving effect to the foregoing, the current Authorized Traders of the Corporation are as follows:

Gregory A. Boland
Peter L. Fraser
Thomas P. Dea
Anthony R. Griffin
Patrick M. McGuire
Jason A. Lubinsky
Paul L. Meloche

CERTIFICATION

3.	The Secretary of the Corporation be and is hereby authorized and empowered to certify:

(a)	a true copy of these resolutions, and,

(b)	specimen signatures of each Authorized Trader by these resolutions empowered.

*****

The foregoing resolution is hereby consented to by the sole director of the Corporation pursuant to the Business Corporations Act this the 18th day of October, 2010.

/s/ Gregory A. Boland
Gregory A. Boland

Page 14 of 16 Pages

SCHEDULE B

[see attached]

Page 15 of 16 Pages

CERTIFICATE OF INCUMBENCY

WEST FACE CAPITAL INC. (the “Corporation”)

This Certificate of Incumbency is in respect of the Corporation and various related entities with which the Corporation has entered into formal advisory agreements to manage accounts, including but not limited to, West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership, West Face Long Term Opportunities Master Fund L.P. and West Face Long Term Opportunities Global Master L.P. (collectively, the “West Face Funds”).

NAME	POSITION(S)	SPECIMEN SIGNATURE

Gregory Boland	President, Chief Executive Officer, Partner	/s/ Gregory Boland

Peter Fraser	Partner	/s/ Peter Fraser

Thomas Dea	Partner	/s/ Thomas Dea

Anthony Griffin	Partner	/s/ Anthony Griffin

John Maynard	Chief Financial Officer, Secretary	/s/ John Maynard

Alexander Singh	Counsel	/s/ Alexander Singh

Patrick McGuire	Portfolio Manager	/s/ Patrick McGuire

On the date hereof, the persons listed on this Certificate of Incumbency are validly appointed and/or elected officers and/or authorized signing officers and/or authorized traders (the “Authorized Individuals”) of the Corporation, the West Face Funds and their respective positions. The Authorized Individuals have been duly authorized to execute and deliver certain documents as indicated in the resolution of the Corporation dated June 1, 2010. The signatures appearing beside each of the Authorized Individual’s names are true specimens of their signatures.

IN WITNESS WHEREOF, I hereby affixed my hand this 2 day of DEC, 2010.

/s/ Alexander A. Singh
Name: Alexander A. Singh
Title: Secretary

Page 16 of 16 Pages

CERTIFICATE OF INCUMBENCY

WEST FACE CAPITAL INC. (the “Corporation”)

This Certificate of Incumbency is in respect of the Corporation and various related entities with which the Corporation has entered into formal advisory agreements to manage accounts, including but not limited to, West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership, West Face Long Term Opportunities Master Fund L.P. and West Face Long Term Opportunities Global Master L.P. (collectively, the “West Face Funds”).

NAME	POSITION(S)	SPECIMEN SIGNATURE

Jason A. Lubinsky	Analyst	/s/ Jason A. Lubinsky

Paul L. Meloche	Analyst	/s/ Paul L. Meloche

On the date hereof, the persons listed on this Certificate of Incumbency are validly appointed authorized traders (the “Authorized Traders”) of the Corporation, the West Face Funds and their respective positions. The Authorized Traders have been duly authorized to perform certain duties as indicated in the resolution of the Corporation dated October 18, 2010. The signatures appearing beside each of the Authorized Trader’s names are true specimens of their signatures.

IN WITNESS WHEREOF, I hereby affixed my hand this 2 day of DEC, 2010.

/s/ Alexander A. Singh
Name: Alexander A. Singh
Title: Secretary